[The Export-Import Bank of Korea Letterhead]

April 27, 2020

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:	The Export-Import Bank of Korea and The Republic of Korea Post-effective Amendment No. 10 to Registration Statement Under Schedule B U.S. Securities and Exchange Commission File No. 333-217916

Ladies and Gentlemen:

We hereby acknowledge your oral comment on the above-mentioned Registration Statement under Schedule B provided to us on April 23, 2020 to continue to monitor the latest developments in the market, particularly in light of the ongoing outbreak of the COVID-19 pandemic, and to include any material disclosure relating thereto in our prospectus or prospectus supplement when we conduct a takedown under the above-mentioned Registration Statement under Schedule B in order to provide investors with all material information necessary to make an informed investment decision.

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effectiveness of the above-mentioned Registration Statement under Schedule B be accelerated so that it shall become effective on Wednesday, April 29, 2020, or as soon thereafter as practicable.

Very truly yours,

THE EXPORT-IMPORT BANK OF KOREA

By:	/s/ Jae-Kyun Im
Name:	Jae-Kyun Im
Title:	Director Treasury Department

[The Republic of Korea Letterhead]

April 27, 2020

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:	The Export-Import Bank of Korea and The Republic of Korea Post-effective Amendment No. 10 to Registration Statement Under Schedule B U.S. Securities and Exchange Commission File No. 333-217916

Ladies and Gentlemen:

We hereby acknowledge your oral comment on the above-mentioned Registration Statement under Schedule B provided to us on April 23, 2020 to continue to monitor the latest developments in the market, particularly in light of the ongoing outbreak of the COVID-19 pandemic, and to include any material disclosure relating thereto in our prospectus or prospectus supplement when we conduct a takedown under the above-mentioned Registration Statement under Schedule B in order to provide investors with all material information necessary to make an informed investment decision.

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effectiveness of the above-mentioned Registration Statement under Schedule B be accelerated so that it shall become effective on Wednesday, April 29, 2020, or as soon thereafter as practicable.

Very truly yours,

THE REPUBLIC OF KOREA

By:	/s/ Minsik Shin
Name:	Minsik Shin
Title:	Financial Attaché
Korean Consulate General in New York